ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Reynolds

Re:	Warrior Met Coal, LLC

Amendment No. 1 to the Registration Statement on Form S-1

Filed March 27, 2017

File No. 333-216499

Dear Mr. Reynolds:

On behalf of Warrior Met Coal, LLC (the “Company”), reference is made to the submission earlier today of changed pages (the “Changed Pages”) reflecting proposed revisions to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-216499 (the “First Amendment”). Pursuant to our telephonic conversations on March 31, 2017 with Mr. Burr and Ms. Howell of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission and Officers of the Company with respect to the statement on pages 3, 16, 94 and 96 of the Changed Pages that the Company’s 2016 average gross realized price of 99% of the HCC benchmark excludes the effect of tons contracted for sale in prior quarters, the Company advises the Staff as follows:

The Company proposes to amend the disclosure on pages 3 and 96 in Amendment No. 2 to the above referenced Registration Statement as follows:

“Our 2016 average gross realized price was 99% of the HCC benchmark, excluding the effect of tons contracted for sale in prior quarters. This is in significant contrast to other U.S. met coal producers, which we believe sell a relatively higher proportion of lower rank coals to domestic steel producers.”

The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission March 31, 2017 Page 2

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shar Ahmed at (713) 220-8126, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Rosa A. Testani

Rosa A. Testani

cc:	Securities and Exchange Commission

Jonathan Burr

Pamela Howell

Myra Moosariparambil

Joel Parker

George Schuler

Warrior Met Coal, LLC

Dale W. Boyles

Fried, Frank, Harris, Shriver & Jacobson LLP

Daniel Bursky

Andrew Barkan